FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities and Exchange Act of 1934

For the month of March, 2006

API ELECTRONICS GROUP CORP.

(Formerly: API Electronics Group Inc.)

(Translation of registrant’s name into English)

505 University Ave., Suite 1400, Toronto, Ontario M5G 1X3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:

Form 20-F      X             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934:

Yes:                      No:      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Relevant Event dated March 27, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

API ELECTRONICS GROUP INC.
(Formerly Investorlinks.com Inc.)

Date: March 29, 2006	By:	/s/ Phillip DeZwirek
Phillip DeZwirek, Chairman of the Board,
Chief Executive Officer, Treasurer and Director

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FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

State the full name of your company and the address of its principal office in Canada.

API Electronics Group Corp. (the “Issuer”)
505 University Avenue, Suite 1400
Toronto, ON M5G 1X3

Item 2.	Date of Material Change

State the date of the material change.

March 27, 2006.

Item 3.	News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

March 27, 2006.

The news release was disseminated through PRNewswire-FirstCall and SEDAR.

Item 4.	Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Announcement with respect to a proposed merger (“Proposed Merger”) between the Issuer and Rubincon Ventures, Inc. (“Rubincon”).

Item 5.	Full Description of Material Change

The Issuer and Rubincon have signed a letter of intent to enter into the Proposed Merger whereby shareholders of the Issuer are to receive ten (10) shares of Rubincon for every one (1) share of the Issuer. It is further proposed that the new entity created by this merger will be known as API Nanotronics Corp. (“New API”), as this name best exemplifies the business of the combined companies.

New API will benefit from the expertise of Professor Martin Moskovits, an advisor to Rubincon, who will be identifying potential nanotechnology investments and acquisition opportunities. Nanotechnology will allow New API to build better, stronger, more durable components more efficiently.

The management of the Issuer will manage New API and the board of directors will be controlled by the Issuer’s nominees. The completion of the Proposed Merger, which is subject to the approval of the shareholders of both companies and the completion of required documentation, is anticipated to move ahead rapidly with exact dates to be disclosed as soon as relevant information becomes available.

Item 6.	Reliance on Section 75(3) of the Act

If this report is being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable.

Item 7.	Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

No information has been omitted from this material change report.

Item 8.	Senior Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

The following senior office of the Issuer is knowledgeable about the material change and the Report and may be contacted by the Commission as follows:

Phillip DeZwirek, Chairman
	Telephone:	416-593-6543
	Facsimile:	416-593-4658
	Internet:	www.apielectronics.com

Item 9.	Date of Report

Date the Report.

March 28, 2006

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API ELECTRONICS GROUP AND RUBINCON VENTURES ANNOUNCE MERGER AGREEMENT

New York, March 27, 2006 – API Electronics Group Corp. (OTCBB: AEGCF) and Rubincon Ventures, Inc. (OTCBB: RBCV), today announced that they have signed a Letter of Intent to enter into a merger agreement. The agreement between the two companies provides that shareholders of API Electronics are to receive ten (10) shares of Rubincon Ventures for every one (1) share of API. It is further proposed that the new entity created by this merger will be known as API Nanotronics Corp., as this name best exemplifies the business of the combined companies.

Phillip DeZwirek, Chairman and Chief Executive Officer of API Electronics Group stated that, “We are thrilled with this opportunity to combine with Rubincon, which will not only give API access to capital, but will also open up new doors for API in the area of nanotechnology. The new Company will benefit from the expertise of world renowned nanotechnology scientist, Professor Martin Moskovits, an advisor to Rubincon, who will be identifying potential nanotechnology investments and acquisition opportunities. Nanotechnology will allow the Company to build better, stronger, more durable components more efficiently. Not only will API Nanotronics be well positioned to identify nanotechnology opportunities, but also by leveraging API’s existing sales and distribution channels, API will be able to bring nanotechnology products to market at an accelerated pace. This merger should expand our product portfolio by opening multiple new market opportunities in the defense, aerospace and telecommunications industries for new nanotechnology electronic applications.”

API management will manage the combined company and the board of directors will be controlled by API nominees. The completion of the transaction, which is subject to the approval of the shareholders of both companies and the completion of required documentation, is anticipated to move ahead rapidly with exact dates to be disclosed as soon as relevant information becomes available.

It should be noted that both Jason DeZwirek and Phillip DeZwirek, the principal shareholders of API, have agreed to vote in favor of the proposed transaction.

ABOUT API ELECTRONICS

API Electronics Group Corp., through its wholly owned subsidiaries API Electronics Inc., Filtran Group and TM Systems, is engaged in the manufacture of electronic components and systems for the defense and communications industries. With a growing list of blue chip customers, including Honeywell/Allied Signal, General Dynamics, Lockheed Martin and numerous other top technology-based firms around the world, API regularly ships off-the-shelf and custom designed products to clients in more than 34 countries. API owns state-of-the-art manufacturing and technology centers in New York, Connecticut and Ontario, Canada and has manufacturing capabilities in China and a distribution center in Britain. API Electronics trades on the OTC Bulletin Board under the symbol AEGCF. For further information about Filtran Group and API Electronics, please visit the company websites at www.filtran.com and www.apielectronics.com.

FOR FURTHER INFORMATION ON THE PROPOSED TRANSACTION CONTACT:

Bakerview Investor Relations, Inc. at 1-800-961-7228

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to certain risks, uncertainties and assumptions. These risks and uncertainties, which are more fully described in API’s Annual and Quarterly Reports filed with the Securities and Exchange Commission, include changes in market conditions in the industries in which the Company operates. Should one or more of these risks or uncertainties materialize, or should the assumptions prove incorrect, actual results may vary in material aspects from those currently anticipated.